

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

<u>Via E-mail</u>
Harry N. Vafias
President and Chief Executive Officer
StealthGas Inc.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

> **Re:** **StealthGas Inc.**
> **Registration Statement on Form F-3**
> **Filed February 6, 2013**
> **File No. 333-186485**

Dear Mr. Vafias:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please remove the offering of purchase contracts or provide us with an example of the disclosure you intend to provide about these securities in connection with such an offering.

2. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (<u>see</u> http://pcaobus.org/International/Inspections /Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk

factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Registration Statement cover page

3. Refer to the last sentence of footnote (1) to the fee table. Please clarify that, to the extent separate consideration is received for securities that are issuable upon exercise, conversion, or exchange of other securities that are issued in units, the aggregate amount of such underlying securities is included in the aggregate offering price of all securities sold pursuant to this registration statement. It appears that such a statement would be consistent with footnote (4). Refer to Securities Act Rule 457(i).

4. Refer to footnote (4) to the fee table. Please explain the reference to Rule 416(c), which by its terms does not appear applicable to this registration statement.

Exhibit 5.2

5. Please have counsel revise the second to last paragraph on page 2 to clarify that purchasers in the offering may rely on counsel's opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Stephen P. Farrell, Esq.
        Morgan Lewis & Bockius LLP